Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Formation	Trade Names
Overstock.com Services, Inc.	Utah	Overstock.com Services
Supplier Oasis Fulfillment Services, Inc.	Utah	SOFS
Overstock Ireland Limited	Ireland	O.co Ireland.ie
Tokens.com, Inc.	Utah	Tokens.com
O.com Gift Cards, Inc.	Utah
Zion Peaks, Inc.	Delaware
Corporate Strategies, Inc.	Delaware	CSI
Knight Merger Sub II, Inc.	Delaware	Merger Sub
Zion Peaks Solutions, Inc.	Utah